The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This Preliminary Pricing Supplement, Dated April 1, 2013, Is Subject to Completion

Preliminary Pricing Supplement (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

US$[        ]

CAPPED CALLABLE CMS STEEPENER NOTES DUE APRIL 19, 2033

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	Variable Price Re-Offer	Series:	Global Medium-Term Notes, Series A
Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

		Original Issue Date:	April 19, 2013
Original Trade Date:	[ ]	Maturity Date:	April 19, 2033, subject to Redemption at the Option of the Company (as set forth below).
CUSIP:	06741TSE8	Denominations:	Minimum denominations of US$1,000 and in integral multiples of US$1,000 thereafter.
ISIN:	US06741TSE81
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other ([ ])	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Day Count Convention (or Fraction):
☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate: The CMS Spread.		Maximum Interest Rate:	[10.25]% per annum

CMS Spread: An amount determined by the Calculation Agent, which is the CMS Rate with a maturity of 30 years minus CMS Rate with a maturity of 5 years minus the Fixed Percentage Amount.

The CMS Rate with a maturity of 30 years (“30 Year CMS Rate”) and the CMS Rate with a maturity of 5 years (“5 Year CMS Rate”), which appears on Reuters ISDAFIX1 page (the “ISDAFIX1 Page”) as of 11:00 a.m., New York City time, on the relevant Interest Determination Date.  Please see the information contained in “Reference Assets—CMS Rate” starting on page S-73 of the Prospectus Supplement for additional detail, including information on procedures that will be applied by the Calculation Agent when the Reference Rate cannot be determined in the manner described above on any Interest Determination Date.

		Minimum Interest Rate:	[0.00]% per annum
Fixed Percentage Amount:	[0.50]%	Initial Interest Rate:	[10.25]% per annum
Interest Rate Formula:

For each Interest Period commencing on or after the Original Issue Date to but excluding April 19, 2014: the Initial Interest Rate

For each Interest Period commencing on or after April 19, 2014, the interest rate per annum will be equal to the product of (1) the Multiplier times (2) the Reference Rate, subject to the Minimum Interest Rate and the Maximum Interest Rate.

Multiplier:	For Interest Periods commencing on or after:		Multiplier
	April 19, 2014		[4.00]
Interest Payment Dates:

☐ Monthly,                   ☐ Quarterly,                       ☒ Semi-Annually,                         ☐ Annually,

payable in arrears on the 19th of each April and October, commencing on October 19, 2013 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period:

The first Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Interest Reset Dates:	For each Interest Period commencing on or after April 19, 2014, the first day of such Interest Period
Interest Determination Date:	Two New York Business Days prior to the relevant Interest Reset Date
Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on April 19, 2014, provided we give at least five business days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount, together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[40.00] per $1,000 principal amount, or [4.00]%, resulting in aggregate proceeds to Barclays Bank PLC of $[   ].  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” on page PS-1 below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary pricing supplement relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement, and this preliminary pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Reference Rate / Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the relevant CMS Rates or the Reference Rate. Instead, the amount of interest payable on the Notes (after the initial Interest Periods for which the Initial Interest Rate is payable) is determined by multiplying the (a) applicable Multiplier by (b) the difference between the CMS Rates of the two maturities identified on the cover page hereof minus the Fixed Percentage Amount (the Reference Rate, or “CMS Spread”), as determined on the Interest Determination Date applicable to the relevant Interest Period, subject to the Minimum Interest Rate and the Maximum Interest Rate.  Accordingly, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the CMS Spread is greater than zero on the Interest Determination Date.  If the CMS Spread on any Interest Determination Date is equal to or less than zero (i.e., the difference between the CMS Rates of the two maturities identified on the cover page hereof minus the Fixed Percentage is equal to or less than zero), you would receive no interest payment on the related Interest Payment Date (i.e., the interest rate for that Interest Payment Date would be equal to the Minimum Interest of 0.00%).  If the CMS Spread is equal to or less than zero on every Interest Determination Date throughout the term of the Notes, then you would receive no interest payments on your Notes throughout their term.

•                  Maximum Interest Rate —The interest rate on the Notes for each Interest Period commencing on or after April 19, 2014 is capped for that period at the Maximum Interest Rate of 10.25% per annum. Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the Notes (for each Interest Period commencing on or after April 19, 2014) will be based on the levels of the CMS Rates (less the Fixed Percentage Amount), the interest that will apply during each such Interest Period on the may be more or less than other prevailing market interest rates at such time and in any event will never exceed the applicable Maximum Interest Rate regardless of the levels of the CMS Rates on any relevant Interest Determination Date. In addition, if the product of the CMS Spread and the Multiplier of 4.00 is less than the Maximum Interest Rate for any Interest Period for which the floating rate applies, the cumulative interest rate for such year will be less than the Maximum Interest Rate. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments with a comparable maturity.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Early Redemption—We may redeem the Notes prior to the Maturity Date on any Interest Payment Date, beginning on April 19, 2014. If you intend to purchase the Notes, you must be willing to have your Notes redeemed early. We are generally more likely to redeem the Notes during periods when we expect that interest will accrue on the Notes at a rate that is greater than that which we would pay on our traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the Notes. In general, the more that 30 Year CMS Rate exceeds 5 Year CMS Rate—that is, the higher the expected interest payments—the more likely it will be that we will elect to redeem the Notes. In contrast, we are generally less likely to redeem the Notes during periods when we expect interest to accrue on the Notes at a rate that is less than that which we would pay on those instruments. If we redeem the Notes prior to the Maturity Date, accrued interest will be paid on the Notes prior to such early redemption, but you will not receive any future interest payments from the Notes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed.

PPS-1

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the Agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Barclays Bank PLC or its affiliates may hold inventory in the Notes, which may further impair the development of a secondary market.   Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Historical Levels Are Not Indicative of Future Performance—In the past, the levels of the CMS Rates have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the CMS Rates are not necessarily indicative of future levels. Any historical upward or downward trend in the CMS Rates is not an indication that the CMS Rates are more or less likely to increase or decrease at any time during the Floating Interest Rate Interest Periods. Changes in the levels of CMS Rates will affect the value of the Notes, but neither we nor you can predict the future performances of the CMS Rates based on their historical performances. The actual performances of the CMS Rates, as well as the interest payable on each Interest Payment Date for which the floating rate of interest applies, may bear little or no relation to the hypothetical levels of the CMS Rates or to the hypothetical examples shown in this preliminary pricing supplement.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the difference between 30 Year CMS Rate and 5 Year CMS Rate. In general, the value of the Notes will increase when the difference between the CMS Rates increases (to the extent that 30 Year CMS Rate is greater than 5 Year CMS Rate), and the value of the Notes will decrease when the difference between the CMS Rates decreases (to the extent that 30 Year CMS Rate is greater than 5 Year CMS Rate).  Conversely, the value of the Notes will decrease when the difference between the CMS Rates increases (to the extent that 5 Year CMS Rate is greater than 30 Year CMS Rate), and the value of the Notes will increase when the difference between the CMS Rates decreases (to the extent that 5 Year CMS Rate is greater than 30 Year CMS Rate). Because short-term interest rates are more sensitive than long-term interest rates, a decreasing interest rate environment may increase the value of the Notes (by widening the spread between the short-term and long-term rates) while an increasing interest rate

PPS-2

environment may decrease the value of the Notes (by narrowing the spread between the short-term and long-term rates);

o                the volatility (i.e., the frequency and magnitude of changes in the level) of the difference between the CMS Rates, which may have an adverse impact on the value of the Notes;

o                the time to maturity of the Notes.  As a result of a “time premium,” the Notes may have a value above that which would be expected based on the levels of interest rates and the levels of the CMS Rates at such time the longer the time remaining to maturity. A “time premium” results from expectations concerning the levels of the CMS Rates during the period prior to maturity of the Notes. As the time remaining to the maturity of the Notes decreases, this time premium will likely decrease and, depending on the levels of the CMS Rates at such time, may adversely affect the value of the Notes;

o                Interest and yield rates in the market generally;

o                the fluctuations of the CMS Rates and the possibility that the interest rate on the Notes will decrease so that only the Minimum Interest Rate will be paid during the term of the Notes following the first year;

o                our right to redeem the Notes;

o                a variety of economic, financial, political, regulatory or judicial events; and

o                our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at a per annum interest rate calculated based on the CMS Spread.   The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.  The examples below are based on the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.25% per annum.

Interest Rate Calculation

Step 1: Calculate the Reference Rate.

For each Interest Period commencing on after April 19, 2014, a value for the Reference Rate is determined by calculating the CMS Spread, which is the difference between the CMS Rates of the two maturities identified on the cover page hereof on the Interest Determination Date for that Interest Period (that is, two New York Business Days prior to the first day of the Interest Period) minus the Fixed Percentage Amount.  If the value of the first CMS Rate is not sufficiently greater than the second CMS Rate (after taking into account the Fixed Percentage Amount), the subtraction of the second CMS Rate from the first CMS Rate minus the Fixed Percentage Amount will result in a negative CMS Spread or a CMS Spread of zero, and therefore a negative Reference Rate or a Reference Rate that is equal to zero.

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

For each Interest Period commencing on after April 19, 2014, the per annum interest rate is determined by multiplying the Multiplier by the Reference Rate, determined on the Interest Determination Date applicable to the relevant Interest Period as described above, subject to the Minimum Interest Rate and the Maximum Interest Rate.  Because the Minimum Interest Rate on the Notes is equal to 0%, if the Reference Rate on any Interest Determination Date is equal to or less than zero, you would receive no interest payment on the related Interest Payment Date. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”. The per annum interest rate may also be limited to any Maximum Interest Rate specified on the cover page hereof.

PPS-3

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction (180/360 in light of the semi-annual Interest Payment Dates).  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period commencing on or after April 19, 2014 under scenarios for the CMS Rates and the Reference Rate. These examples are based on the applicable Reference Rate for the Notes, which is equal to the difference of 30 Year CMS Rate minus 5 Year CMS Rate minus the Fixed Percentage Amount of 0.50%, the Multiplier of 4.00, the Minimum Interest Rate of 0.00% and the Maximum Interest Rate is 10.25% per annum. The examples are also based on the Notes having semi-annual Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the semi-annual interest payment for the Interest Period will be 180/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the relevant CMS Rates or the Reference Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.  These examples assume that he Notes are held until maturity and do not take into account any tax consequences from investing in the Notes.

30 Year CMS Rate	5 Year CMS Rate	Reference Rate[1]	Interest Rate (per annum)[2]	Effective Interest Rate[5]	Interest Payment Amount (per $1,000 Note) [6]
3.00%	4.20%	–1.70%	0.00%[3]	0.00%	$0.00
4.00%	4.60%	–1.10%	0.00%[3]	0.00%	$0.00
5.00%	5.00%	-0.50%	0.00%	0.00%	$0.00
6.00%	5.30%	0.20%	0.80%	0.40%	$4.00
8.00%	5.10%	2.40%	9.60%	4.80%	$48.00
9.00%	5.70%	2.80%	10.25%[4]	5.125%	$51.25

1.               For the Interest Period, the value of the Reference Rate is equal to the CMS Spread (the 30 Year CMS Rate minus the 5 Year CMS Rate minus the Fixed Percentage Amount), as determined on the related Interest Determination Date.

2.               The interest rate per annum is equal to the product of the Multiplier (4) and the Reference Rate for that Interest Period, subject to the Minimum Interest Rate (0.00%) and the Maximum Interest Rate (10.25%).

3.               The interest rate per annum for any Interest Period shall not be less than the Minimum Interest Rate, in this case 0.00%.

4.               The interest rate per annum for any Interest Period shall not be greater than the Maximum Interest Rate, in this case 10.25%.

5.               The effective interest rate for any Interest Period equals the applicable interest rate per annum multiplied by the day count fraction (180/360).

6.               The interest payment amount for an Interest Payment Date equals the principal amount times the effective interest rate for the related Interest Period.

Example 1: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 6.00% and the 5 Year CMS Rate is 5.30%, the Reference Rate for the Interest Period would be 0.20% (equal to the 30 Year CMS Rate minus the 5 Year CMS Rate minus the Fixed Percentage Amount of 0.50%).  In this case, the per annum interest rate for that Interest Period would be 1.00% (equal to the Reference Rate times the Multiplier of 4), and you would receive an interest payment of $4.00 per $1,000 principal amount of Notes on the related semi-annual Interest Payment Date, calculated as follows:

Effective Interest Rate = 0.80% x (180/360) = 0.40%

Interest Payment = $1,000 x 0.40% = $4.00

Example 2: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 4.00% and the 5 Year CMS Rate is 4.60%, the Reference Rate for the Interest Period would be –1.10% (equal to the 30 Year CMS Rate minus the 5 Year CMS Rate minus the Fixed Percentage Amount of 0.50%). Because the value of the

PPS-4

Reference Rate times the Multiplier of 4 results in a per annum interest rate of –1.10%, which is less that Minimum Interest Rate of 0.00%, the per annum interest rate for that Interest Period would be 0.00% (the Minimum Interest Rate), and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 9.00% and the 5 Year CMS Rate is 5.70%, the Reference Rate for the Interest Period would be 2.80% % (equal to the 30 Year CMS Rate minus the 5 Year CMS Rate minus the Fixed Percentage Amount of 0.50%).  Because the value of the Reference Rate times the Multiplier of 4 results in a per annum interest rate of 11.20%, which is greater than the Maximum Interest Rate of 10.25%, the per annum interest rate for that Interest Period would be equal to the Maximum Interest Rate of 10.25%, and you would receive an interest payment of $51.25 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 10.25% x (180/360) = 5.125%

Interest Payment = $1,000 x 5.125% = $51.25

PPS-5

HISTORICAL INFORMATION

We have provided the following historical information to help you evaluate the behavior of the CMS Rates in various periods.  The historical difference between the CMS Rates should not be taken as an indication of the future difference between the CMS Rates or the performance of the Notes.  Fluctuations in the CMS Rates make the interest rate on the Notes difficult to predict and can result in an interest rate to investors that is lower than anticipated.  Fluctuations in the CMS Rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

We cannot guarantee that the difference between the CMS Rates will be maintained or will increase or that 30 Year CMS Rate will be greater than 5 Year CMS Rate over the term of the Notes so that you will receive a rate of interest greater than the Minimum Interest Rate for any Interest Period over the term of the Notes.  The actual interest rate on the Notes for any Interest Period commencing on or after April 19, 2014 will depend on the actual CMS Rates on the applicable Interest Determination Dates.

The following table and graph show historical month-end differences between the CMS Rates (including further reducing such month-end differences by the Fixed Percentage Amount of 0.50%) from January 2008 through April 1, 2013 based on the CMS Rates as published by Bloomberg L.P.  We have not independently verified the accuracy or completeness of the historical data in the table and graph below.  The Calculation Agent will determine the actual interest rate on the Notes for any Interest Periods commencing on or after April 19, 2014 by reference to the CMS Rates as published on the ISDAFIX1 Page.

Historical Difference between 30 Year CMS Rate and 5 Year CMS Rate(1)

	2008	2009	2010	2011	2012	2013
January	0.82700%	0.45300%	1.29100%	1.68600%	1.22900%	1.54000%
February	1.01600%	0.29900%	1.37200%	1.49700%	1.20500%	2.007%
March	0.88100%	0.58600%	1.34800%	1.43700%	1.28300%	2.035%
April	0.55400%	0.56400%	1.23400%	1.5500%	1.25500%	2.034%(2)
May	0.44200%	0.88300%	1.15800%	1.58200%	0.90800%
June	0.24700%	0.76000%	1.21400%	1.61800%	1.06500%
July	0.37800%	0.85800%	1.47700%	1.72900%	1.10000%
August	0.31600%	0.87800%	1.14300%	1.48500%	1.25100%
September	0.16800%	0.82100%	1.37000%	1.00900%	1.35000%
October	0.12700%	1.03200%	1.76600%	1.22800%	1.33900%
November	-0.22100%	1.23900%	1.61800%	0.97300%	1.34700%
December	0.14300%	1.09800%	1.50200%	0.90800%	1.45700%

(1)          The Reference Rate will be an amount determined by the Calculation Agent equal to the CMS Spread, which is 30 Year CMS Rate minus 5 Year CMS Rate minus the Fixed Percentage Amount.

(2)          As measured on April 1, 2013.

PPS-6

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.  This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.  As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes during one or more taxable years.  We intend to treat the excess of any non-contingent payments on the Notes (i.e., the initial 10.25% interest rate) in an accrual period over the product of the comparable yield of the Notes and their adjusted issue price as a nontaxable return of principal which, in turn, will reduce the “adjusted issue price” of the Notes.  Additionally, any gain recognized on a sale, upon maturity, or on any other disposition of the Notes will be treated as ordinary income.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule of the Notes by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 412-1101.  The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

Because Barclays Capital Inc. proposes to offer the Notes at varying prices, the “issue price” of the Notes for federal income tax purposes may differ from the amount you pay for the Notes.   You may obtain the issue price of each Note by contacting Director – Structuring, Investor Solutions Americas, at (212) 412-1101.  If you purchase the Notes for an amount that differs from their issue price, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  You should consult your own tax advisor regarding these rules.

3.8% Medicare Tax On “Net Investment Income”

U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any OID, and any gain realized with respect to the Notes, to the extent that their net investment income, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding “ in the accompanying prospectus supplement.

PPS-7

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

PPS-8

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PPS-9

US$

BARCLAYS BANK PLC

CAPPED CALLABLE CMS STEEPENER NOTES DUE APRIL 19, 2033

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE
PROSPECTUS SUPPLEMENT DATED MAY 27, 2011)